[redacted]

09040045

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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AB 4/1

SEC Mail Processing Section

MAR 3 0 2009

Washington, DC 110

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8 - 52551

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Abshier, Webb, Donnelly & Baker, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2500 City West Blvd, Suite 590
(No. and Street)

Houston	Texas	770042
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

J. Christian Baker, III — 713-231-1411 (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Phillip V. George, PLLC
(Name – *if individual, state last, first, middle name*)

2300 Honey Locust Drive	**Irving**	**Texas**	**75063**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, J. Christian Baker, III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Abshier, Webb, Donnelly & Baker, Inc.**, as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

CYNTHIA G. DABELGOTT
Notary Public, State of Texas
My Commission Expires
April 18, 2010

Cynthia G. Dabelgott
Notary Public

J Christian Baker III
Signature

FINANCIAL PRINCIPAL
Title

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ■ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ■ (o) Independent auditor's report on the internal control as required by SEC rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ABSHIER, WEBB, DONNELLY & BAKER, INC.

FINANCIAL REPORT

DECEMBER 31, 2008

CONTENTS

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Abshier, Webb, Donnelly & Baker, Inc.

We have audited the accompanying statement of financial condition of Abshier, Webb, Donnelly & Baker, Inc. as of December 31, 2008, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Abshier, Webb, Donnelly & Baker, Inc. as of December 31, 2008, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Phillip V. George PLLC

PHILLIP V. GEORGE, PLLC

Irving, Texas
March 23, 2009

2300 Honey Locust Drive Irving, TX 75063 (214) 358-5150 Fax (214) 358-0222

ABSHIER, WEBB, DONNELLY & BAKER, INC.
Statement of Financial Condition
December 31, 2008

ASSETS

Cash	$	21,999
Commissions receivable		4,734
Restricted marketable securities		8,988
Clearing deposit		25,000
TOTAL ASSETS	$	60,721

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities

Management fee payable to Parent	$	4,692
Stockholder's Equity		
Preferred stock, $1 par value, 500,000 shares authorized, none issued and outstanding	$	-
Common stock, $1 par value, 1,500,000 shares authorized, 1,000 shares issued and outstanding		1,000
Additional paid-in capital		49,000
Retained earnings		6,029
Total Stockholder's Equity		56,029
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	60,721

See notes to financial statements.

ABSHIER, WEBB, DONNELLY & BAKER, INC.
Statement of Income
Year Ended December 31, 2008

Revenue	
Investment banking	$ 1,059,742
Securities commissions	373,493
Other revenue	22,487
TOTAL REVENUE	1,455,722
Expenses	
Compensation and related costs	39,250
Clearing and other charges	33,200
Communications	5,875
Occupancy and equipment costs	6,003
Management fees to Parent	1,323,524
Regulatory fees and expenses	11,661
Professional fees	13,116
Other expenses	579
TOTAL EXPENSES	1,433,208
Net income before other loss	22,514
Other Loss	
Unrealized loss on restricted marketable securities	15,525
NET INCOME	$ 6,989

See notes to financial statements.

ABSHIER, WEBB, DONNELLY & BAKER, INC.
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2008

	Common Shares	Common Stock	Additional Paid-in Capital	Retained Earnings/ (Accumulated Deficit)	Total
Balances at December 31, 2007	1,000	$ 1,000	$ 49,000	$ (960)	$ 49,040
Net income	-	-	-	6,989	6,989
Balances at December 31, 2008	1,000	$ 1,000	$ 49,000	$ 6,029	$ 56,029

See notes to financial statements.

ABSHIER, WEBB, DONNELLY & BAKER, INC.
Statement of Cash Flows
Year Ended December 31, 2008

Cash flows from operating activities:	
Net income	$ 6,989
Adjustments to reconcile net income to net cash provided by operating activities:	
Restricted marketable securities received for services performed	(24,513)
Unrealized loss on restricted marketable securities	15,525
Changes in assets and liabilities	
Decrease in commissions receivable	30,288
Decrease in management fee payable	(12,819)
Net cash provided by operating activities	15,470
Net increase in cash	15,470
Cash at beginning of year	6,529
Cash at end of year	$ 21,999

Supplemental Disclosures of Cash Flow Information:

There was no cash paid during the year for interest or income taxes.

Non-cash investing activity:

The Company received restricted marketable securities with a fair value of $24,513 dur the year for performance of investment banking services.

ABSHIER, WEBB, DONNELLY & BAKER, INC.
Notes to Financial Statements

Note 1 - Nature of Business and Summary of Significant Accounting Policies

Nature of Business:

Abshier, Webb, Donnelly & Baker, Inc., (Company), is a Texas corporation and is a registered broker dealer maintaining its only office in Houston, Texas. The Company is a wholly owned subsidiary of Abshier, Webb, Donnelly & Baker, LLC (Parent). The Company is registered as a broker/dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's customers are primarily individuals located in the state of Texas.

The Company operates pursuant to section (k)(2)(ii) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule. The Partnership does not hold customer funds or securities, but as an introducing broker or dealer, will clear all transactions on behalf of customers on a fully disclosed basis through a clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer. Under these exemptive provisions, the Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements are not required.

Significant Accounting Policies:

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Effective January 1, 2008, the Company adopted the provisions of SFAS No. 157, "Fair Value Measurements", which were effective for fiscal years beginning after November 15, 2007 and for interim periods within those years. This statement defines fair value, establishes a framework for measuring fair value and a three level hierarchy for fair value measurement, and expands the related disclosure requirements. The statement indicates, among other things, that a fair value measurement assumes that the transaction to sell an asset or transfer a liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability based on an exit price model. The adoption of SFAS No. 157 did not have a significant impact of the Company's financial condition or results of operations.

ABSHIER, WEBB, DONNELLY & BAKER, INC.
Notes to Financial Statements

Note 1 - Nature of Business and Summary of Significant Accounting Policies (continued)

Fair Value of Financial Instruments (continued)

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

Cash and cash equivalents, commissions receivable and management fee payable to Parent are short-term in nature and accordingly are reported in the statement of financial condition at fair value or carrying amounts that approximate fair value. Restricted marketable securities are recorded at fair value accordance with SFAS No. 157.

In February 2007, the FASB issues SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities – Including an Amendment of FASB Statement No. 115". SFAS No. 159 permits an entity to measure financial instruments and certain other items at estimated fair value. Most of the provisions of SFAS No. 159 are elective; however, the amendment to SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities", applies to entities that own trading and available-for-sale securities. The fair value option created by SFAS No. 159 permits and entity to measure eligible items at fair value as of specified election dates. The fair value option (a) may generally be applied instrument by instrument, (b) is irrevocable unless a new election date occurs, and (c) must be applied to the entire instrument and not to only a portion of the instrument. The provisions of SFAS No. 159 were effective for the Company on January 1, 2008. The adoption of SFAS No. 159 did not have a significant impact of the Company's financial condition or results of operations.

Restricted Marketable Securities

Restricted marketable securities are held for investment purposes. The securities are restricted due to investment letter restrictions, but part of a class of publically traded securities. The increase or decrease in fair value is credited or charged to operations.

Note 1 - Nature of Business and Summary of Significant Accounting Policies (continued)

Investment Banking Fees

The Company recognizes investment banking fees when earned under the respective agreements.

Security Transactions

Security transactions and the related commission revenue and expense are recorded on a trade date basis.

Note 2 - Transactions with Clearing Broker Dealer

The agreement with the clearing broker/dealer provides for clearing charges at a fixed rate multiplied by the number of tickets traded by the Company. The agreement also requires the Company to maintain a minimum of $25,000 as a deposit in an account with the clearing broker/dealer.

Note 3 - Net Capital Requirements

The Company is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2008, the Company had net capital and net capital requirements of $47,041 and $5,000, respectively. The Company's net capital ratio was 0.10 to 1.

Note 4 - Restricted Marketable Securities/Fair Value of Financial Instruments

Restricted marketable securities consist of restricted equity securities with a fair value totaling $8,988, cost of $24,513, accumulated unrealized losses of $15,525, and unrealized loss for the year ended December 31, 2008 of $15,525.

In accordance with FASB 157, the following table summarizes the valuation of the Company's investments by the fair value hierarchy levels as of December 31, 2008.

	Level 1	Level 2	Level 3	Total
Restricted Marketable Securities	$ -	$ 8,988	$ -	$ 8,988

Note 5 - Income Taxes

The Company is not included in the federal income tax return of the Parent. The Company's current year taxable income was offset by prior years net operating losses. The Company does not have any net operating loss carryforward remaining available to offset future taxable income at December 31, 2008.

In December 2008, the Financial Accounting Standards Board issued FASB Staff Position (FSP) FIN 48-3, "Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Enterprises." FSP FIN 48-3 permits an entity within its scope to defer the effective date of FASB Interpretation 48 (Interpretation 48), *Accounting for Uncertainty in Income Taxes*, to its annual financial statements for fiscal years beginning after December 15, 2008. The Company has elected to defer the application of Interpretation 48 for the year ending December 31, 2008. The Company evaluates its uncertain tax positions using the provisions of FASB Statement 5, *Accounting for Contingencies.* Accordingly, a loss contingency is recognized when it is probable that a liability has been incurred as of the date of the financial statements and the amount of the loss can be reasonably estimated. The amount recognized is subject to estimate and management judgment with respect to the likely outcome of each uncertain tax position. The amount that is ultimately sustained for an individual uncertain tax position or for all uncertain tax positions in the aggregate could differ from the amount recognized. The Company has no loss contingency recognized at December 31, 2008.

Note 6 - Related Party Transactions

The Company and its Parent are under common control and the existence of that control creates operating results and financial position significantly different than if the Companies were autonomous.

The Parent and the Company have entered into a services agreement, with the most recent amendment in December 2007 (Agreement). The Agreement requires the Parent to provide administrative services, office space, office equipment and supplies, payroll, marketing, sales, legal and accounting services and pay the other administrative and overhead expenses of the Company. The Agreement requires the Company to pay a proportional allocation services fee of $55,000, as base compensation for the proportional costs incurred by Service Company on behalf of $55,000 per month, plus additional amounts for overhead expenses incurred. Fees are invoiced monthly and totaled $1,323,524 for the year ended December 31, 2008, of which $4,692 is payable at December 31, 2008. The Agreement was not consummated on terms equivalent to arms length transactions.

The Company paid management fees to the Parent totaling $22,487 for the year ended December 31, 2008.

Note 7 - Off-Balance-Sheet Risk and Concentration of Credit Risk

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker/dealer.

The Company has commissions receivable, restricted marketable securities and clearing deposit held by or due from the Company's clearing broker/dealer totaling $38,722, or approximately 64%, of its total assets.

Note 8 - Contingencies

There are currently no asserted claims or legal proceedings against the Company, however, the nature of the Company's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of any such action against the Company could have an adverse impact on the financial condition, results of operations, or cash flows of the Company

Schedule I

ABSHIER, WEBB, DONNELLY & BAKER, INC.
Computation of Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c3-1
December 31, 2008

Total stockholder's equity qualified for net capital	$ 56,029
Deductions and/or charges	
Non-allowable assets:	
Restricted marketable securities	8,988
Net Capital	$ 47,041
Aggregate indebtedness	
Management fee payable to Parent	$ 4,692
Computation of basic net capital requirement	
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)	$ 5,000
Net capital in excess of minimum requirement	$ 42,041
Ratio of aggregate indebtedness to net capital	0.10 to 1

Schedule II

ABSHIER, WEBB, DONNELLY & BAKER, INC.
Reconciliation of the Computation of Net Capital
with that of the Registrant as
Filed in Part IIA of Form X-17a-5
As of December 31, 2008

Net capital as reported by Registrant in Part IIA of Form X-17a-5 as of December 31, 2008 (unaudited)	$	55,853
Adjustments made by Registrant prior to filing Amended Form X-17a-5:		
Increase in cash		4
Increase in commissions receivable		675
Increase in management fee payable to Parent		(1,851)
Restricted marketable securities considered non-allowable		(8,988)
Elimination of haircut taken on restricted marketable securities		1,348
Net capital as computed on Schedule I	$	47,041

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5(G)(1)

Board of Directors
Abshier, Webb, Donnelly & Baker, Inc.

In planning and performing our audit of the financial statements of Abshier, Webb, Donnelly & Baker, Inc. (the Company), as of and for the year ended December 31, 2008 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

2300 Honey Locust Drive Irving, TX 75063 (214) 358-5150 Fax (214) 358-0222

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Phillip V. George PLLC

PHILLIP V. GEORGE, PLLC

Irving, Texas
March 23, 2009